                                            Registration Statement No.
                                                                      ----------
                                                                       811-08225

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                       And

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                        POST-EFFECTIVE AMENDMENT NO. 2

                THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES
                ------------------------------------------------
                           (Exact name of Registrant)

                         THE TRAVELERS INSURANCE COMPANY
                         -------------------------------
                               (Name of Depositor)

                  ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
                  ---------------------------------------------
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 277-0111
                                                           --------------

                                ERNEST J. WRIGHT
                         The Travelers Insurance Company
                                One Tower Square
                           Hartford, Connecticut 06183
                           ---------------------------
                     (Name and Address of Agent for Service)


Approximate Date of Proposed Public Offering:   As soon as practicable following
                                                the effectiveness of the
                                                Registration Statement

It is proposed that this filing will become effective (check appropriate box):

N/A       immediately upon filing pursuant to paragraph (b) of Rule 485.
---
N/A       on ___________ pursuant to paragraph (b) of Rule 485.
---
N/A       60 days after filing pursuant to paragraph (a)(1) of Rule 485.
---
N/A       on ___________ pursuant to paragraph (a)(1) of Rule 485.
---

If appropriate, check the following box:

_____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES

                              Cross-Reference Sheet

                                    Form N-4

Item
No.                                                   Caption in Prospectus
---                                                   ---------------------

1.     Cover Page                                     Prospectus
2.     Definitions                                    Index of Special Terms
3.     Synopsis                                       Summary
4.     Condensed Financial Information                Not Applicable
5.     General Description of Registrant,             The Insurance Company; The Separate
           Depositor, and Portfolio Companies             Account; The Funding Options
6.     Deductions and Expenses                        Charges and Deductions; Distribution of
                                                          Variable Annuity Contracts
7.     General Description of Variable                The Annuity Contract
           Annuity Contracts
8.     Annuity Period                                 The Annuity Period
9.     Death Benefit                                  Death Benefit
10.    Purchases and Contract Value                   The Annuity Contract; Distribution of
                                                          Variable Annuity Contract
11.    Redemptions                                    Access to Your Money
12.    Taxes                                          Federal Tax Considerations
13.    Legal Proceedings                              Legal Proceedings and Opinions
14.    Table of Contents of Statement                 Appendix C - Contents of the Statement
           of Additional Information                      of Additional Information



                                                      Caption in Statement of Additional
                                                      Information
                                                      ----------------------------------
15.    Cover Page                                     Cover Page
16.    Table of Contents                              Table of Contents
17.    General Information and History                The Insurance Company
18.    Services                                       Principal Underwriter; Distribution and
                                                          Management Agreement
19.    Purchase of Securities Being Offered           Valuation of Assets
20.    Underwriters                                   Principal Underwriter
21.    Calculation of Performance Data                Performance Information
22.    Annuity Payments                               Not Applicable
23.    Financial Statements                           Financial Statements

                                     PART A

                      Information Required in a Prospectus

                      TRAVELERS BONUS ANNUITY PROSPECTUS:

                           THE TRAVELERS FUND BD III
                             FOR VARIABLE ANNUITIES

This prospectus describes TRAVELERS BONUS ANNUITY, a flexible premium variable annuity contract (the "Contract") issued by The Travelers Insurance Company (the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("nonqualified Contracts"). The product may be issued as an individual Contract or as a group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, we refer to both Contracts and certificates as "Contracts."

Your purchase payments will accumulate on a fixed basis and/or a variable basis depending on the investment options you select. You may direct your purchase payments to the Fixed Account (funded through the Company's general account) and/or to one or more of the sub-accounts ("funding options") of the Travelers Fund BD III for Variable Annuities ("Separate Account"). Your contract value will vary daily to reflect the investment experience of the funding options you select and any interest credited to the Fixed Account. The variable funding options are:

   MORGAN STANLEY UNIVERSAL FUNDS, INC.:
     Emerging Markets Equity Portfolio
     Global Equity Portfolio
     Mid Cap Value Portfolio
     Value Portfolio
   SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.:
     Salomon Brothers Variable Capital Fund
     Salomon Brothers Variable High Yield Bond Fund
     Salomon Brothers Variable Investors Fund
     Salomon Brothers Variable Strategic Bond Fund
   VAN KAMPEN LIFE INVESTMENT TRUST:
     Domestic Income Portfolio
     Emerging Growth Portfolio
     Enterprise Portfolio
     Government Portfolio
     Growth and Income Portfolio
     Money Market Portfolio
     Morgan Stanley Real Estate Securities
       Portfolio

The Fixed Account is described in Appendix A. Unless specified otherwise, this prospectus refers to the variable funding options. The contracts and/or some of the funding options may not be available in all states. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE VARIABLE FUNDING OPTIONS. READ AND RETAIN THEM FOR FUTURE REFERENCE.

This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about the Separate Account by requesting a copy of the Statement of Additional Information ("SAI") dated _______ , 1999. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183, call (800) 599-9460 or access the SEC's website (http://www.sec.gov). See Appendix C for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.
                        PROSPECTUS DATED  _______ , 1999

                               TABLE OF CONTENTS

INDEX OF SPECIAL TERMS................      2
SUMMARY...............................      3
FEE TABLE.............................      6
THE ANNUITY CONTRACT..................      9
Contract Owner Inquiries..............      9
Purchase Payments.....................      9
Purchase Payment Credits..............      9
Accumulation Units....................     10
The Funding Options...................     10
CHARGES AND DEDUCTIONS................     11
General...............................     11
Withdrawal Charge.....................     12
Free Withdrawal Allowance.............     13
Administrative Charges................     13
Mortality and Expense Risk Charge.....     13
Funding Option Expenses...............     13
Premium Tax...........................     13
Changes in Taxes Based Upon Premium or
  Value...............................     14
TRANSFERS.............................     14
Dollar Cost Averaging.................     14
ACCESS TO YOUR MONEY..................     14
Systematic Withdrawals................     15
OWNERSHIP PROVISIONS..................     15
Types of Ownership....................     15
Beneficiary...........................     16
Annuitant.............................     16
DEATH BENEFIT.........................     16
Death Proceeds Before the Maturity
  Date................................     16
Payment of Proceeds...................     17
Death Proceeds After the Maturity
  Date................................     18
THE ANNUITY PERIOD....................     18
Maturity Date.........................     18
Allocation of Annuity.................     18
Variable Annuity......................     18
Fixed Annuity.........................     19
PAYMENT OPTIONS.......................     19
Election of Options...................     19
Annuity Options.......................     20
MISCELLANEOUS CONTRACT PROVISIONS.....     20
Right to Return.......................     20
Termination...........................     21
Required Reports......................     21
Suspension of Payments................     21
Transfers of Contract Values to Other
  Annuities...........................     21
THE SEPARATE ACCOUNT..................     21
Performance Information...............     22
FEDERAL TAX CONSIDERATIONS............     22
General Taxation of Annuities.........     22
Types of Contracts: Qualified or
  Nonqualified........................     23
Nonqualified Annuity Contracts........     23
Qualified Annuity Contracts...........     23
Penalty Tax for Premature
  Distributions.......................     23
Diversification Requirements for
  Variable Annuities..................     24
Ownership of the Investments..........     24
Mandatory Distributions for Qualified
  Plans...............................     24
OTHER INFORMATION.....................     24
The Insurance Company.................     24
Financial Statements..................     25
IMSA..................................     25
Year 2000 Compliance..................     25
Distribution of Variable Annuity
  Contracts...........................     25
Conformity with State and Federal
  Laws................................     26
Voting Rights.........................     26
Legal Proceedings And Opinions........     26
APPENDIX A: The Fixed Account.........    A-1
APPENDIX B: Waiver of Withdrawal
  Charge for Nursing Home
  Confinements........................    B-1
APPENDIX C: Contents of the Statement
  of Additional Information...........    C-1

                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit.....................     10
Accumulation Period...................     10
Annuitant.............................     16
Annuity Payments......................     16
Annuity Unit..........................     10
Cash Surrender Value..................     14
Contract Date.........................      9
Contract Owner (You, Your)............      9
Contract Value........................      9
Contract Year.........................      9
Fixed Account.........................    A-1
Funding Option(s).....................     10
Income Payments.......................     16
Maturity Date.........................     18
Purchase Payment......................      9
Purchase Payment Credit...............      9
Written Request.......................      9

                                    SUMMARY:

                            TRAVELERS BONUS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE VARIABLE ANNUITY CONTRACT? The Contract is intended for retirement savings or other long-term investment purposes. We may issue it as an individual Contract or as a group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, we refer to Contracts and certificates as "Contracts." The Contract provides a choice of a standard or enhanced death benefit as well as guaranteed income options. You direct your payment(s) to one or more of the variable funding options and/or to the Fixed Account. We guarantee money directed to the Fixed Account as to principal and interest. The variable funding options are designed to produce a higher rate of return than the Fixed Account; however, this is not guaranteed. You may also lose money in the variable funding options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, under a qualified contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the income phase.

During the income phase, you may choose to receive annuity payments from the Fixed Account or the variable funding options. If you want to receive payments from your annuity, you can choose one of a number of annuity options or income options.

Once you elect an annuity option or an income option and begin to receive payments, it cannot be changed. During the income phase, you have the same investment choices you had during the accumulation phase. If amounts are directed to the variable funding options, the dollar amount of your payments may increase or decrease.

WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); and (3) rollovers from other qualified retirement plans. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within twenty days after you receive it, you will receive a full refund of the Contract value (including charges). Where state law requires a longer right to return period, or the return of purchase payments, the Company will comply. You bear the investment risk during the right to return period; therefore, the Contract value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your full purchase payment will be refunded; during the remainder of the right to return period, the Contract value (including charges) will be refunded. The Contract value will be determined at the close of business on the day we receive a written request for a refund.

WHAT TYPES OF INVESTMENT OPTIONS ARE AVAILABLE? You can direct your money into the Fixed Account or any or all of the funding options shown on the cover page. The funding options are described in the prospectuses for the funds. Depending on market conditions, you may make or lose money in any of these options.

The value of the Contract will vary depending upon the investment performance of the funding options you choose. Past performance is not a guarantee of future results. The Separate Account is new, and therefore has no past performance. However, the funding options have been available for various time periods. Performance information that predates the separate account is considered "nonstandard" by the SEC. Such nonstandard performance is shown in the Statement of Additional Information that you may request free of charge.

You can transfer between the funding options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. You may transfer between the Fixed Account and the funding options twice a year (during the 30 days after the six-month contract date anniversary), provided the amount is not greater than 15% of the Fixed Account Value on that date.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. For Contracts with a value of less than $100,000, the Company deducts an annual contract administrative charge of $40. The subaccount administrative charge and the mortality and expense risk ("M&E") charge are deducted from the amounts in the variable funding options. The subaccount charge is .15% annually. The annual M&E charge depends on the death benefit you choose:

Standard Death Benefit....................................           1.25%
Enhanced Death Benefit....................................           1.45%

Each funding option has a charge for investment management and other expenses. The charges, which vary by funding option, range from 0.60% to 1.75% annually, of the average daily net asset balance of the funding option. Certain funding options have fee reimbursement and/or fee waiver arrangements which serve to reduce the charges shown. Please refer to the Fee Table for more details.

A withdrawal charge will apply to withdrawals from the contract, as follows:

                                                           % OF PURCHASE
CONTRACT YEAR                                            PAYMENT WITHDRAWN
-------------                                            -----------------
 Years 0-4...........................................         8%
          5..........................................         7%
          6..........................................         6%
          7..........................................         5%
          8..........................................         3%
          9..........................................         1%
         10+.........................................         0%

Beginning with the second Contract Year, a 10% free withdrawal is allowed annually.

HOW WILL MY CONTRIBUTIONS AND WITHDRAWALS BE TAXED? The payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. You will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity or income payments. Under a nonqualified Contract, payments to the contract are made with after-tax dollars, and any earnings will accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract.

For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges, income taxes and a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or the Enhanced Death Benefit. The death benefit applies upon the first death of the owner, joint owner, or annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the income phase, the person you have chosen as your beneficiary will receive a death benefit. The death benefit value is calculated at the close of the business day on which the Company's Home Office receives due proof of death. The enhanced death benefit may not be available in all states. Certain states may have varying age requirements. Please refer to the Death Benefit section in the prospectus for more details.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each payment you make during the first contract year, we will add a credit to your account. The credit will be 4.25% if you elected the Standard Death Benefit and 4.50% if you elected the Enhanced Death Benefit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in funding options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match your original (or your latest) funding option allocation request.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

                                   FEE TABLE
--------------------------------------------------------------------------------

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                             $40
(Waived if contract value is $100,000 or more)

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

STANDARD DEATH BENEFIT
Mortality & Expense Risk Charge.............................    1.25%
Administrative Expense Charge...............................    0.15%
                                                                ----
    Total Separate Account Charges..........................    1.40%
ENHANCED DEATH BENEFIT
Mortality & Expense Risk Charge.............................    1.45%
Administrative Expense Charge...............................    0.15%
                                                                ----
    Total Separate Account Charges..........................    1.60%

FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the Funding Option as of December 31, 1997, unless otherwise noted)

                                                                                       TOTAL ANNUAL
                                                    MANAGEMENT           OTHER           OPERATING
                                                       FEE             EXPENSES          EXPENSES
                                                 (AFTER EXPENSES    (AFTER EXPENSES   (AFTER EXPENSES
                PORTFOLIO NAME                   ARE REIMBURSED)    ARE REIMBURSED)   ARE REIMBURSED)
-----------------------------------------------------------------------------------------------------
MORGAN STANLEY UNIVERSAL FUNDS, INC.:
Emerging Markets Equity Portfolio..............       0.00%(1)           1.75%             1.75%
Global Equity Portfolio........................       0.00%(1)           1.15%             1.15%
Mid Cap Value Portfolio........................       0.00%(1)           1.05%             1.05%
Value Portfolio................................       0.00%(1)           0.85%             0.85%
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.:
Salomon Brothers Variable Investors Fund.......       0.70%              0.30%(2)          1.00%
Salomon Brothers Variable Capital Fund.........       0.85%              0.15%(2)          1.00%
Salomon Brothers Variable High Yield Bond Fund...      0.75%             0.25%(2)          1.00%
Salomon Brothers Variable Strategic Bond
  Fund.........................................       0.75%              0.25%(2)          1.00%
VAN KAMPEN LIFE INVESTMENT TRUST:
Domestic Income Portfolio......................       0.05%(3)           0.55%             0.60%
Emerging Growth Portfolio......................       0.00%(3)           0.85%             0.85%
Enterprise Portfolio...........................       0.44%(3)           0.16%             0.60%
Government Portfolio...........................       0.36%(3)           0.24%             0.60%
Growth and Income Portfolio....................       0.00%(3)           0.75%             0.75%
Money Market Portfolio.........................       0.12%(3)           0.48%             0.60%
Morgan Stanley Real Estate Securities
  Portfolio....................................       1.00%(3)           0.07%             1.07%

NOTES:

(1) The Advisers, with respect to the Portfolios listed in the Morgan Stanley Universal Funds, Inc. Series Trust, have voluntarily agreed to a reduction in its management fees and to reimburse the Portfolios for which it acts as investment adviser if such fees would cause total annual operating expenses to exceed the amounts set forth in the tables above. Absent such reductions, the expenses would have been as follows:

                                                                                       TOTAL ANNUAL
                                                    MANAGEMENT           OTHER           OPERATING
                   PORTFOLIO                           FEES            EXPENSES          EXPENSES
-----------------------------------------------------------------------------------------------------
Emerging Markets Equity........................       1.25%              2.87%             4.12%
Global Equity..................................       0.80%              1.63%             2.43%
Value..........................................       0.50%              1.37%             1.87%
Mid Cap Value..................................       0.75%              1.38%             2.13%

(2) Reflects the voluntary agreement by Salomon Brothers Asset Management to impose an expense cap for the fiscal year ending December 31, 1998 on the total annual operating expenses of each fund at the amount shown in the table through the reimbursement of expenses. Absent such agreement, the ratio of other expenses and total operating expenses would be:

                                                                                       TOTAL ANNUAL
                                                    MANAGEMENT           OTHER           OPERATING
                   PORTFOLIO                           FEES            EXPENSES          EXPENSES
-----------------------------------------------------------------------------------------------------
Capital........................................       0.85%              1.91%             2.76%
High Yield Bond................................       0.75%              1.91%             2.66%
Investors......................................       0.70%              1.91%             2.61%
Strategic Bond.................................       0.75%              1.91%             2.66%

(3) Van Kampen has voluntarily agreed to a reduction in its management fees and to reimburse the Portfolios for which it acts as investment adviser if such fees would cause total annual operating expenses to exceed the amounts set forth in the tables above. Absent such reductions, the expenses would have been:

                                                                                       TOTAL ANNUAL
                                                    MANAGEMENT           OTHER           OPERATING
                   PORTFOLIO                           FEES            EXPENSES          EXPENSES
-----------------------------------------------------------------------------------------------------
Domestic Income Portfolio......................      0.50%              0.55%             1.05%
Enterprise Portfolio...........................      0.50%              0.16%             0.66%
Emerging Growth Portfolio......................      0.70%              1.44%             2.14%
Government Portfolio...........................      0.50%              0.24%             0.74%
Growth and Income Portfolio....................      0.60%              1.03%             1.63%
Morgan Stanley Real Estate Securities
  Portfolio....................................   (no waiver)        (no waiver)       (no waiver)
Money Market Portfolio.........................      0.50%              0.48%             0.98%

EXAMPLE*

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses:

STANDARD DEATH BENEFIT

                                                                               IF CONTRACT IS NOT SURRENDERED,
                                       IF CONTRACT IS SURRENDERED                      OR IS ANNUITIZED
                                     AT THE END OF THE PERIOD SHOWN             AT THE END OF THE PERIOD SHOWN
------------------------------------------------------------------------------------------------------------------
         PORTFOLIO NAME           1 YEAR   3 YEARS   5 YEARS   10 YEARS     1 YEAR    3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UNIVERSAL FUNDS,
  INC.:
Emerging Markets Portfolio......   $        $         $          $            $        $         $          $
Global Equity Portfolio.........
Mid Cap Value Portfolio.........
Value Portfolio.................
SALOMON BROTHERS VARIABLE SERIES
  FUNDS, INC.:
Variable Capital Fund...........
Variable High Yield Bond Fund...
Variable Investors Fund.........
Variable Strategic Bond Fund....
VAN KAMPEN LIFE INVESTMENT TRUST:
Domestic Income Portfolio.......
Emerging Growth Portfolio.......
Enterprise Portfolio............
Government Portfolio............
Growth and Income Portfolio.....
Money Market Portfolio..........
Morgan Stanley Real Estate
  Securities Portfolio..........

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE REFLECTS THE ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .0006% OF ASSETS.

  ENAHNCED DEATH BENEFIT

                                                                               IF CONTRACT IS NOT SURRENDERED,
                                       IF CONTRACT IS SURRENDERED                      OR IS ANNUITIZED
                                     AT THE END OF THE PERIOD SHOWN             AT THE END OF THE PERIOD SHOWN
------------------------------------------------------------------------------------------------------------------
         PORTFOLIO NAME           1 YEAR   3 YEARS   5 YEARS   10 YEARS     1 YEAR    3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UNIVERSAL FUNDS,
  INC.:
Emerging Markets Portfolio......   $        $         $          $            $        $         $          $
Global Equity Portfolio.........
Mid Cap Value Portfolio.........
Value Portfolio.................
SALOMON BROTHERS VARIABLE SERIES
  FUNDS, INC.:
Variable Capital Fund...........
Variable High Yield Bond Fund...
Variable Investors Fund.........
Variable Strategic Bond Fund....
VAN KAMPEN LIFE INVESTMENT TRUST:
Domestic Income Portfolio.......
Emerging Growth Portfolio.......
Enterprise Portfolio............
Government Portfolio............
Growth and Income Portfolio.....
Money Market Portfolio..........
Morgan Stanley Real Estate
  Securities Portfolio..........

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE REFLECTS THE ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .0006% OF ASSETS.

                               THE ANNUITY CONTRACT
 -------------------------------------------------------------------------------
Travelers Bonus Annuity is a contract between the contract owner ("you"), and The Travelers Insurance Company (called "us" or the "Company"). You make purchase payments to us and we credit them to your Contract. The Company promises to pay you an income, in the form of annuity or income payments, beginning on a future date that you choose, the maturity date. The purchase payments accumulate tax deferred in the funding options of your choice. We offer multiple variable funding options, and one fixed account option. The contract owner assumes the risk of gain or loss according to the performance of the variable funding options. The contract value is the amount of purchase payments, plus or minus any investment experience or interest. The contract value also reflects all surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract. The date the contract and its benefits became effective is referred to as the contract date. Each 12-month period following the contract date is called a contract year.

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to us.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to the Company's Home Office at 1-800-599-9460.

PURCHASE PAYMENTS

The initial purchase payment must be at least $5,000. You may make additional payments of at least $500 at any time. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made with our prior consent.

We will apply the initial purchase payment within two business days after we receive it in good order at our Home Office. Subsequent purchase payments received in good order will be credited to a Contract within one business day. Our business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

PURCHASE PAYMENT CREDITS

During the first Contract year, for each purchase payment you make, we will add a credit to your contract value. The credit is a percentage of the purchase payment and depends on whether you have selected the Standard Death Benefit or the Enhanced Death Benefit. For the Standard Death Benefit, the credit is 4.25%; for the Enhanced Death Benefit, the credit is 4.50%.

The credit will be applied to the Investment Options in the same ratio as the applicable purchase payment.

We will deduct the credit from any refunds made if:

     - the contract is returned in the Right to Return period;

     - the owner (or the annuitant, with no contingent annuitant surviving) dies during the first 12 months after the credit is applied; or

     - the contract is terminated within 12 months after the credit is applied.

When we determine the amount of credit deducted from any refund amount or death benefit, we will not include a credit's investment gains or losses.

ACCUMULATION UNITS

An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and their values may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of its accumulation unit. We calculate the value of an accumulation unit for each funding option each day after the New York Stock Exchange closes. After the value is calculated, we credit your Contract. The period between the contract effective date and the maturity date is the accumulation period. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

THE FUNDING OPTIONS

You choose which of the following variable funding options to have your purchase payments allocated to. These funding options are subsections of the Separate Account, which invest in the underlying mutual funds. You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. You are not investing directly in the underlying mutual fund. Since each option has varying degrees of risk, please read the prospectuses carefully before
investing. Contact your registered representative or call             to request
additional copies of the prospectuses.

If any of the funding options becomes unavailable for allocating purchase payments, or if we believe that further investment in a funding option is inappropriate for the purposes of the contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any applicable state and SEC approval. From time to time we may make new funding options available.

The current variable funding options are listed below, along with their investment advisers and any subadviser:

-----------------------------------------------------------------------------------------------------------------
          FUNDING                                   INVESTMENT                                 INVESTMENT
          OPTION                                    OBJECTIVE                              ADVISER/SUBADVISER
-----------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UNIVERSAL
FUNDS, INC.:
    Emerging Markets Equity  Seeks long-term capital appreciation by investing         Morgan Stanley Asset
    Portfolio                primarily in equity securities of emerging market         Management Inc. ("MSAM")
                             country issuers with a focus on those in which the
                             adviser believes the economies are developing strongly
                             and in which the markets are becoming more
                             sophisticated.
    Global Equity Portfolio  Seeks long-term capital appreciation by investing         MSAM
                             primarily in equity securities of issuers throughout the
                             world, including the U.S.
    Mid Cap Value Portfolio  Seeks above-average total return over a market cycle of   Miller Anderson &
                             three to five years by investing in common stock and      Sherrerd, LLP ("MAS")
                             other equity securities of issuers with equity
                             capitalizations in the range of the companies
                             represented in the S&P Mid Cap 400 Index (currently $100
                             million to $8 billion).
    Value Portfolio          Seeks above-average total return over a market cycle of   MAS
                             three to five years by investing primarily in a
                             diversified portfolio of common stocks and other equity
                             securities that the adviser believes to be relatively
                             undervalued based on various measures such as price
                             earnings ratios and price book ratios.
SALOMON BROTHERS VARIABLE
  SERIES FUNDS, INC.:
    Variable Capital Fund    Capital appreciation, primarily through investments in    Salomon Brothers Asset
                             common stocks which are believed to have above-average    Management ("SBAM")
                             price appreciation potential and which may involve
                             above-average risk.

-----------------------------------------------------------------------------------------------------------------
          FUNDING                                   INVESTMENT                                 INVESTMENT
          OPTION                                    OBJECTIVE                              ADVISER/SUBADVISER
-----------------------------------------------------------------------------------------------------------------
    Variable High Yield      To maximize current income, and, secondarily, to seek     SBAM
    Bond Fund                capital appreciation through investments in medium or
                             lower rating categories.
    Variable Investors Fund  Long-term growth of capital, and, secondarily, current    SBAM
                             income, through investments in common stocks of well-
                             known companies.
    Variable Strategic Bond  Seeks a high level of current income. As a secondary      SBAM
    Fund                     objective, the portfolio will seek capital appreciation.
VAN KAMPEN LIFE INVESTMENT
TRUST:
    Domestic Income          Seeks current income, primarily and capital appreciation  Van Kampen Asset
    Portfolio                as a secondary objective only when consistent with its    Management, Inc. ("VKAM")
                             primary investment objective. The Portfolio attempts to
                             achieve these objectives through investment primarily in
                             a diversified portfolio of fixed-income securities. The
                             Portfolio may invest in investment-grade securities and
                             lower rated and nonrated securities. Lower rated
                             securities (commonly known as "junk bonds") are regarded
                             by the rating agencies as predominantly speculative with
                             respect to the issuer's continuing ability to meet
                             principal and interest payments.
    Emerging Growth          Seeks capital appreciation by investing in a portfolio    VKAM
    Portfolio                of securities consisting principally of common stocks of
                             small and medium sized companies considered by the
                             adviser to be emerging growth companies.
    Enterprise Portfolio     Seeks capital appreciation through investments believed   VKAM
                             by the Adviser to have above-average potential for
                             capital appreciation.
    Government Portfolio     Seeks to provide investors with a high current return     VKAM
                             consistent with preservation of capital by investing
                             primarily in debt securities issued or guaranteed by the
                             U.S. government, its agencies or instrumentalities.
    Growth and Income        Seeks long-term growth of capital and income by           VKAM
    Portfolio                investing primarily in income-producing equity
                             securities, including common stocks and convertible
                             securities.
    Money Market Portfolio   Seeks protection of capital and high current income       VKAM
                             through investments in money market instruments.
                             Investments in the Money Market Portfolio are neither
                             insured nor guaranteed by the U.S. Government. Although
                             the Money Market Portfolio seeks to maintain a stable
                             net asset value of $1.00 per share, there is no
                             assurance that it will be able to do so.
    Morgan Stanley Real      Seeks long-term growth of capital, with current income    VKAM
    Estate Securities        as a secondary consideration, by investing principally
    Portfolio                in securities of companies operating in the real estate
                             industry ("Real Estate Securities"). A "real estate
                             industry company" is a company that derives at least 50%
                             of its assets (market to market), gross income or net
                             profits from the ownership, construction, management or
                             sale of residential, commercial or industrial real
                             estate.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts;

     - the death benefit paid on the death of the contract owner, annuitant, or first of the joint contract owners,

     - the available funding options and related programs (including dollar-cost averaging, portfolio rebalancing, and systematic withdrawal programs);

     - administration of the annuity options available under the Contracts; and

     - the distribution of various reports to contract owners.

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts,

     - sales and marketing expenses, and

     - other costs of doing business.

Risks we assume include:

     - risks that annuitants may live longer than estimated when the annuity factors under the Contracts were established,

     - that the amount of the death benefit will be greater than the contract value or the maximum of all step-up values for the Enhanced Death Benefit and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

We may reduce or eliminate the withdrawal charge, the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. For certain trusts, we may change the order in which purchase payments and earnings are withdrawn in order to determine the withdrawal charge. We will not reduce or eliminate the withdrawal charge or the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

WITHDRAWAL CHARGE

We do not deduct a sales charge from purchase payments when they are made to the Contract. However, a withdrawal charge will apply if purchase payments are withdrawn before they have been in the contract for 10 years. We will assess the charge as a percentage of the purchase payment withdrawn as follows:

    YEARS SINCE PURCHASE
        PAYMENT MADE              WITHDRAWAL CHARGE
            0-4                           8%
             5                            7%
             6                            6%
             7                            5%
             8                            3%
             9                            2%
            10+                           0%

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from any free withdrawal amount, next from remaining purchase payments (on a first-in, first-out basis) and associated credits, and then from any contract earnings. Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if if purchase payments are distributed:

     - due to the death of the contract owner or the annuitant (with no contingent annuitant surviving);

     - under the Minimum Distribution Program; or

     - under the Nursing Home Confinement provision (as described in Appendix
       B).

We will not deduct a withdrawal charge from purchase payment credits if paid out under the Minimum Distribution Program.

FREE WITHDRAWAL ALLOWANCE

Beginning in the second contract year, you may withdraw up to 10% of the contract value annually. We calculate the available withdrawal amount as of the end of the previous Contract year. The free withdrawal provision applies to all partial withdrawals. We reserve the right to not permit the provision on a full surrender. In Washington state, the free withdrawal provision applies to all withdrawals.

ADMINISTRATIVE CHARGES

We will deduct an annual contract administrative charge on the fourth Friday of each August from Contracts with a value of less than $100,000 on that date. This charge compensates us for expenses incurred in establishing and maintaining the Contract. The $40 charge is deducted from the contract value by canceling accumulation units applicable to each variable funding option on a pro rata basis. For the first contract year this charge will be prorated (i.e. calculated) from the date of purchase. A prorated charge will also be made if the Contract is completely withdrawn or terminated. We will not deduct a contract administrative charge: (1) if the distribution results from the death of the contract owner or the annuitant with no contingent annuitant surviving,
(2) after an annuity payout has begun, or (3) if the contract value on the date of assessment equals or is greater than $100,000.

An administrative expense charge (sometimes called "sub-account administrative charge") is deducted on each business day from amounts allocated to the variable funding options in order to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the variable funding options.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk ("M&E") charge from amounts held in the variable funding options. The deduction is reflected in our calculation of accumulation and annuity unit values. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is 1.25% annually. If you choose the Enhanced Death Benefit, the M&E charge is 1.45% annually.

FUNDING OPTION EXPENSES

The charges and expenses of the funding options are summarized in the fee table and are described in the accompanying prospectuses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, we will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the contract, we reserve the right to charge you proportionately for this tax.

                                   TRANSFERS
--------------------------------------------------------------------------------

Up to 30 days before the maturity date, you may transfer all or part of the contract value between funding options. Transfers are made at the value(s) next determined after we receive your request at the Home Office. There are no charges or restrictions on the amount or frequency of transfers currently; however, we reserve the right to charge a fee for any transfer request, and to limit the number of transfers to one in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may make transfers between funding options only with our consent. Please refer to Appendix B for information about transfers between the Fixed Account and the funding options.

DOLLAR COST AVERAGING

Dollar cost averaging (or "automated transfers") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis so that more accumulation units are purchased in a funding option if the cost per unit is low and less accumulation units are purchased if the cost per unit is high. Therefore, a lower-than-average cost per unit may be achieved over the long run.

You may elect automated transfers through written request or other method acceptable to the Company. You must have a minimum total contract value of $5,000 to enroll in the Dollar Cost Averaging program. The minimum amount that may be transferred through this program is $400.

You may establish automated transfers from the Fixed Account, subject to certain restrictions. Automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the Dollar Cost Averaging program.

You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. All provisions and terms of the Contract apply to automated transfers, including provisions relating to the transfer of money between investment options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value less any withdrawal charge and any premium tax not previously deducted. Unless you submit a written request specifying the fixed or variable funding option(s) from which amounts are to be withdrawn, the withdrawal will be made on a pro rata basis. The cash surrender value will be determined as of the close of business after we receive your surrender request at the Home Office. The cash surrender value may be more or less than the purchase payments made.

We may defer payment of any cash surrender value for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for withdrawal that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

SYSTEMATIC WITHDRAWALS

After the first contract year and before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. Any applicable premium taxes and withdrawal charge will be deducted. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form provided by the Company. We will surrender accumulation units pro rata from all investment options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

Contract Owner (you). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom the contract is subsequently assigned. An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the contract provided you have not named an irrevocable beneficiary and provided the Contract is not assigned.

You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

Joint Owner. For nonqualified contracts only, joint owners (i.e., spouses) may be named in a written request before the contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death if the other joint owner survives. If the first joint owner to die is also the annuitant, the death benefit will be paid to the beneficiary. If the first joint owner to die is not the annuitant, the entire interest under the contract will pass to the surviving joint owner.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary has the right to receive any remaining contractual benefits upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant, they will share equally in benefits unless different shares are recorded with the Company by written request before the death of the annuitant or contract owner.

With nonqualified contracts, as discussed under "Death Benefit," the beneficiary named in the contract may differ from the designated beneficiary (for example, the joint owner or a contingent annuitant). In such cases, the designated beneficiary receives the contract benefits (rather than the beneficiary) upon your death.

Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

ANNUITANT

The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. The annuitant may not be changed after the contract is in effect.

For nonqualified Contracts only, where the owner and the annuitant are not the same person, the contract owner may also name one individual as a contingent annuitant by written request before the Contract becomes effective. If the annuitant dies before the maturity date, and a contingent annuitant has been named, the contingent annuitant becomes the annuitant and the Contract continues. A contingent annuitant may not be changed, deleted or added after the Contract becomes effective.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Before the maturity date, when there is no contingent annuitant, a death benefit is payable when either the annuitant, the contract owner or the first of joint owners dies. At purchase, you elect either the Standard Death Benefit, or the Enhanced Death Benefit. The death benefit is calculated at the close of the business day on which the Company's Home Office receives due proof of death and written payment instructions.

For both the Standard and Enhanced Death Benefit, we must be notified of the annuitant's death no later than six months from the date of death in order to pay the death proceeds as described under "Death Proceeds Before the Maturity Date." If we are notified more than six months after the death, we will pay death proceeds equal to the contract value on the death report date, less any purchase payment credits applied within 12 months of death, less any applicable premium tax.

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: The Company will pay the beneficiary an amount equal to the greater of (1) and (2) below, each reduced by any applicable premium tax and withdrawals (and charges) not previously deducted:

        1) the contract value, less any purchase payment credits applied within 12 months of the death; or

        2) the total purchase payments made under the Contract.

ENHANCED DEATH BENEFIT: The Company will pay the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax, withdrawals not previously deducted and any outstanding loans:

        1) the contract value, less any purchase payment credits applied within 12 months of the death;

        2) the total purchase payments less any partial withdrawals made under the Contract; or

        3) the maximum "step-up value" associated with any contract year anniversary occurring before the annuitant's 80th birthday.

The original step-up value will equal the initial Purchase Payment. The step-up value (established on each anniversary) is increased by the amount of any subsequent purchase payments and reduced by a partial withdrawal reduction for any withdrawals. On each Contract anniversary before the annuitant's 80th birthday and before the annuitant's death, if the cash value less any credits applied within the last 12 months is greater than the step-up value, the step-up value will be reset to the greater value.

We will not reduce the step-up value on these anniversary recalculations (provided no surrenders are made on that day). On or after the annuitant's 80th birthday the only changes made to the step-up value will be for additional purchase payments or partial surrender reductions. The examples shown below approximate the level of partial withdrawal reduction.

PARTIAL WITHDRAWAL REDUCTION. On each contract anniversary, a step-up value is established, and equals the contract value on that day. If you make a partial surrender, each step-up value is reduced by a partial surrender reduction which equals (1) the step-up value multiplied by (2) the amount of the partial surrender divided by the contract value less any credits applied within 12 months of the death before the surrender.

For example, assume your current contract value is $55,000. If your original step-up value is $50,000, and you decide to make a partial withdrawal of $10,000, the step-up value would be reduced as follows:

        50,000 x (10,000/55,000)59,000

Your new step-up value would be 50,000-9,000, or $41,000.

The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your original step-up value is $50,000, and you decide to make a partial withdrawal of $10,000, the step-up value would be reduced as follows:

        50,000 x (10,000/30,000)516,500

Your new step-up value would be 50,000-16,500, or $33,500.

PAYMENT OF PROCEEDS

The process of paying death benefit proceeds under various situations is described below. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

DEATH OF ANNUITANT WHO IS THE CONTRACT OWNER. The Company will pay the proceeds to the beneficiary(ies), or if none, to the contract owner's estate.

Under a nonqualified contract, the death benefit proceeds must be distributed to the beneficiary within five years of the contract owner's death. Or, the beneficiary may elect to receive payments from an annuity which begins within one year of the contract owner's death and which is payable over the life of the beneficiary or over a period not exceeding the beneficiary's life expectancy.

Under a nonqualified contract, if the beneficiary is the contract owner's spouse, he or she may elect to continue the contract as the new contract owner rather than receiving the distribution. In such case, the distribution rules applicable when a contract owner dies generally will apply when that spouse, as contract owner, dies.

DEATH OF ANNUITANT WHO IS NOT THE CONTRACT OWNER (NONQUALIFIED CONTRACTS ONLY). If there is no contingent annuitant, the Company will pay the death proceeds to the beneficiary. However, if there is a contingent annuitant, he or she becomes the annuitant and the Contract continues in effect (generally using the original maturity date). The proceeds described above will be paid upon the death of the last surviving contingent annuitant.

DEATH OF CONTRACT OWNER WHO IS NOT THE ANNUITANT (NONQUALIFIED CONTRACTS ONLY). The Company will pay the proceeds to any surviving joint owner, or if none, to the beneficiary(ies), or if none, to the contract owner's estate. If the surviving joint owner (or if none, the beneficiary) is the Contract Owner's spouse, he or she may elect to continue the contract as the new contract owner rather than receiving the distribution.

ENTITY AS OWNER. In the case of a nonqualified Contract owned by a nonnatural person (e.g. a trust or other entity), the death benefit will be paid only upon the death of the annuitant.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any owner or the annuitant dies on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). You can also choose among income plans (annuity options). While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before annuity payments are made. Not all options may be available in all states.

You may choose to annuitize at any time after you purchase the contract. Unless you elect otherwise, the maturity date will be the annuitant's 90th birthday or ten years after the effective date of the contract, if later. (For Contracts issued in Florida and New York, the maturity date elected may not be later than the annuitant's 90th birthday.)

At least 30 days before the original maturity date, a contract owner may elect to extend the maturity date to any time prior to the annuitant's 90th birthday or to a later date with the Company's consent. Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with qualified contracts upon either the later of the contract owner's attainment of age 70 1/2 or year of retirement; or the death of the contract owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

When an annuity option is elected, it may be elected as a variable annuity, a fixed annuity, or a combination of both. If, at the time annuity payments begin, no election has been made to the contrary, the contract value will be applied to provide an annuity funded by the same investment options as you have selected during the accumulation period. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which annuity payments will be determined. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. The number of annuity units credited to the Contract is determined by dividing the first monthly annuity payment attributable to each funding option by the corresponding accumulation unit value as of 14 days before the date annuity payments begin. An annuity unit is used to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly annuity payment. If a variable annuity is elected, the amount applied to it will be the value of the funding options as of 14 days before the date annuity payments begin less any applicable premium taxes not previously deducted.

The amount of the first monthly payment depends on the annuity option elected and the annuitant's adjusted age. A formula for determining the adjusted age is contained in the Contract. The total first monthly annuity payment is determined by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract value applied to that annuity option and factors in an assumed daily net investment factor. The Assumed Daily Net Investment factor corresponds to an annual interest rate of 3%, used to determine the guaranteed payout risks shown. If investment rates are higher at the time annuitization is selected, payout rates will be higher than those shown. Payout rates will not be lower than those shown. The Company reserves the right to require satisfactory proof of age of any person on whose life annuity payments are based before making the first payment under any of the payment options.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent annuity payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each annuity payment will be equal to the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the amount applied to begin the annuity will be the contract value, determined as of the date annuity payments begin. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum. The amount applied to begin an annuity option will be the contract value as of the date the payments begin, less any applicable premium taxes not previously deducted. (Certain states may have different requirements that we will honor.)

On the maturity date, we will pay the amount due under the Contract in one lump sum, or in accordance with the payment option that you select. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the cash surrender value may be paid under one or more of the following annuity options. Payments under the annuity options may be elected on a monthly, quarterly, semiannual or annual basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. One will be designated the primary payee, the other will be designated the secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period. We will make periodic payments for the period selected.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the contract value (including charges, less any credits applied) within twenty days after you receive it (the "right to return period"). You bear the investment risk during the right to return period; therefore, the contract value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your purchase payment will be refunded in full; during the remainder of the right to return period, the contract value (including charges, less any credits applied) will be refunded. The contract value will be determined following the close of the business day on which we receive a written request for a refund. Where state law requires a longer period, or the return of purchase payments or other variations of this provision, the Company will comply. Refer to your Contract for any state-specific information.

TERMINATION

You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if the contract value as of that date is less than $2,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the contract owner's last known address and to any assignee of record. If the Contract is terminated, we will pay you the contract value (minus any credits applied within 12 months of termination) less any applicable premium tax, and any applicable administrative charge.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the report date for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

TRANSFERS OF CONTRACT VALUES TO OTHER ANNUITIES

Where state law permits, we may allow contract owners to transfer their contract values into other annuities offered by us or our affiliated insurance companies under rules then in effect.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Travelers Fund BD III For Variable Annuities was established on March 27, 1997 and is registered with the SEC as a unit investment trust (separate account) under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of the Separate Account will be invested exclusively in the shares of the variable funding options.

The assets of the Separate Account are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. All such income and/or distributions are reinvested in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's funding options. Once we have a year's worth of performance history, we may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC. Beginning immediately, we may advertise the "nonstandardized total return," as described below. Specific examples of the performance information appear in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for Contracts sold (or anticipated to be sold).

NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown.

For funding options that were in existence before they became available under the Separate Account, the nonstandardized average annual total return quotations will reflect the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

GENERAL Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

TYPES OF CONTRACTS: QUALIFIED OR NONQUALIFIED

If you purchase an annuity contract with proceeds of an eligible rollover distribution from any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, 403(b) annuities, pension and profit-sharing plans (including 401(k) plans), Keogh Plans, and certain other qualified deferred compensation plans. If you purchase the contract on an individual basis with after-tax dollars and not under one of the programs described above, your contract is referred to as nonqualified.

NONQUALIFIED ANNUITY CONTRACTS

As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your contract until a distribution occurs -- either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for contracts issued after April 22, 1987, if you transfer the contract without adequate consideration all deferred increases in value will be includible in your income at the time of the transfer.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See "Penalty Tax for Premature Distributions" below.) There is income in the contract to the extent the contract value exceeds your investment in the contract. The investment in the contract equals the total purchase payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

Federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the surviving joint owner, or the beneficiary, will have to pay taxes prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments.

QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other qualified contracts. There are special rules which govern the taxation of qualified contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any nonqualified variable annuity contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax deferred treatment. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

Assets in the separate accounts, also referred to as segregated asset accounts, must be owned by the Company and not by the Contract Owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includable annually in the Contract Owner's gross income.

The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent Contract Owners from being considered the owner of the assets of the separate account.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement. Distributions must begin or be continued according to required patterns following the death of the contract owner or annuitant of both qualified and nonqualified annuities.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY

The Travelers Insurance Company is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

FINANCIAL STATEMENTS

The financial statements for the insurance company are located in the Statement of Additional Information. The financial statements for the separate account will be made available through annual reports to shareholders. These reports are accessible through the SEC's website that appears on the first page of the prospectus.

IMSA

The Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving the sale and service of individual life insurance and annuity products.

YEAR 2000 COMPLIANCE

The Company is highly dependent on computer systems and system applications for conducting its ongoing business functions. In 1996, the Company began the process of identifying, assessing and implementing changes to computer programs to address the year 2000 issue and developed a comprehensive plan to address the issue. The issue involves the ability of computer systems that have time sensitive programs to recognize properly the year 2000. The inability to do so could result in major failures or miscalculations that would disrupt the Company's ability to meet its customer and other obligations on a timely basis.

The Company is in the process of implementing necessary changes, in accordance with its Year 2000 plan, to bring all its critical business systems into year 2000 compliance by year end 1998. As part of, and following achievement of year 2000 compliance, systems have been, and will continue to be, subjected to a certification process which validates the renovated code before it is certified for use in production. In addition, the Company is developing contingency plans to be used in the event of an unexpected failure, which may result from the complex interrelationships among our clients, business partners, and other parties upon whom it relies.

The total cost associated with the required modifications and conversions, which are expensed as incurred, is not expected to have a material effect on its financial position, results of operations or liquidity. The Company also has third party customers, financial institutions, vendors and others with which it conducts business and has communicated with them on their plans to address and resolve year 2000 issues on a timely basis. While it is likely that these efforts by third party vendors will be successful, it is possible that a series of failures by third parties could have a material adverse effect on the Company's results of operations in future years.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, and who are licensed registered representatives of the Company or certain other registered broker-dealers. The up front compensation paid to sales representatives will not exceed 7% of the payments made under the Contracts. If "trail" compensation is paid, it will not exceed 2% annually, of the average account value.

From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

Any sales representative or employee will have been qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter for the

Contracts is CFBDS, Inc., 21 Milk St., Boston MA. CFBDS, Inc. is not affiliated with the Company or the Separate Account.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up annuity, contract value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS

There are no pending material legal proceedings affecting the Separate Account. There is one material pending legal proceeding, other than ordinary routine litigation incidental to the business, to which the Company is a party. In March 1997, a purported class action entitled Patterman v. The Travelers, Inc. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. In April 1997, the lawsuit was removed to the U.S. District Court for the Southern District of Georgia, and in October, 1997, the lawsuit was remanded to the Superior Court of Richmond County. Later in October 1997, the defendants, including the Company, answered the complaint, denied liability and asserted numerous affirmative defenses. In February 1998, the Superior Court of Richmond County transferred the lawsuit to the Superior Court of Gwinnett County, Georgia, and certified the transfer order for immediate appellate review. Also in February 1998, plaintiffs served an application for appellate review of the transfer order; defendants subsequently opposed that application; and later in February 1998, the Court of Appeals of the State of Georgia granted plaintiffs' application for appellate review. Pending appeal proceedings in the trial court have been stayed. The Company intends to vigorously contest the litigation.

Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the General Counsel of the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

                               THE FIXED ACCOUNT

The Fixed Account is secured by part of the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in the separate accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account portion of the contract owner's contract value, or the dollar amount of fixed annuity payments made under any payout option.

We guarantee that, at any time, the Fixed Account contract value will not be less than the amount of the purchase payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior surrenders.

Purchase payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account which supports insurance and annuity obligations. Neither the general account nor any interest therein is registered under, nor subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

The initial rate for any allocations into the Fixed Account is guaranteed for one year from the date of such allocation. Subsequent renewal rates will be guaranteed for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

You may make transfers from the Fixed Account to any other available funding option(s) twice a year during the 30 days following the semiannual anniversary of the contract effective date. The transfers are limited to an amount of up to 15% of the Fixed Account Value on the semiannual contract effective date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to other funding options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions.

Automated transfers from the Fixed Account to any of the funding options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                                   APPENDIX B
--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT
             (AVAILABLE ONLY IF ENHANCED DEATH BENEFIT IS ELECTED.)

            (This waiver is not available if the Annuitant is age 71
                 or older on the date the Contract is issued.)

If, after the first contract year and before the maturity date, the annuitant begins confinement in an Eligible Nursing Home, you may make a total or partial withdrawal, subject to the maximum withdrawal amount described below, without incurring a Withdrawal Charge. In order for the Withdrawal Charge to be waived, the withdrawal must be made during continued confinement in an Eligible Nursing Home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an Eligible Nursing Home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An Eligible Nursing Home is defined as an institution or special nursing unit of a hospital which:

(a) is Medicare approved as a provider of skilled nursing care services; and

(b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

                                       OR

Meets all of the following standards:

(a) is licensed as a nursing care facility by the state in which it is licensed;

(b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

(c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

(d) provides, as a primary function, nursing care and room and board; and charges for these services;

(e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

(f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

(g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the Withdrawal Charge is the contract value on the next valuation date following written proof of claim, less any purchase payments made within a one-year period before confinement in an Eligible Nursing Home begins, less any purchase payments made on or after the Annuitant's 71st birthday.

Any withdrawal requested which falls under the scope of this waiver will be paid as soon as we receive proper written proof of your claim, and will be paid in a lump sum. You should consult with your personal tax adviser regarding the tax impact of any withdrawals taken from your contract.

                                   APPENDIX C
--------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company. A list of the contents of the Statement of Additional Information is set forth below:

     The Insurance Company
     Principal Underwriter
     Distribution and Management Agreement
     Valuation of Assets
     Performance Information
     Mixed and Shared Funding
     Federal Tax Considerations
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated ________ , 1999 (Form No. L-21261S) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183.

Name:
----------------------------------------

Address:
----------------------------------------

----------------------------------------

                      THIS PAGE INTENTIONALLY LEFT BLANK.

L-21261                                                                   , 1999

                                     PART B

          Information Required in a Statement of Additional Information

                             TRAVELERS BONUS PRODUCT

                       STATEMENT OF ADDITIONAL INFORMATION

                                      dated

                                   _____, 1999

                                       for

                 THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES

                                    ISSUED BY

                     THE TRAVELERS INSURANCE COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Variable Annuity Contract Prospectus dated _______, 1999. A copy of the Prospectus may be obtained by writing to The Travelers Insurance Company, Annuity Services, One Tower
Square, Hartford, Connecticut 06183-8036, or by calling (800) 599-9460.



                                TABLE OF CONTENTS


THE INSURANCE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . .   1

PRINCIPAL UNDERWRITER  . . . .  . . . . . . . . . . . . . . . . . . . . .    1

DISTRIBUTION AND MANAGEMENT AGREEMENT . . . . . . . . . . . . . . . . . .    1

VALUATION OF ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . .    2

MIXED AND SHARED FUNDING  . . . . . . . . . . . . . . . . . . . . . . . .    3

PERFORMANCE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . .   3

FEDERAL TAX CONSIDERATIONS . . . . . . . . . . . .. . . . . . . . . . . .    7

INDEPENDENT ACCOUNTANTS. . . . . . . . . . . . . . . . . . . . . . . . . .  10

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-1

                              THE INSURANCE COMPANY

         The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1973 in Connecticut. It is a wholly owned subsidiary of The Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by Citigroup Inc. Citigroup Inc. consists of businesses that produce a broad range of financial services, including asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading. Among its businesses are Citibank, Commercial Credit, Primerica Financial Services, Salomon Smith Barney, Salomon Smith Barney Asset Management, and Travelers Property Casualty.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut. An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

         The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

                              PRINCIPAL UNDERWRITER

         CFBDS, Inc. serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. CFBDS's principal executive offices are located at 21 Milk St., Boston, MA 02109.

                      DISTRIBUTION AND MANAGEMENT AGREEMENT

         Under the terms of the Distribution and Management Agreement among the Separate Account, the Company and the Principal Underwriter, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with the Separate Account. The Principal Underwriter performs the sales functions related to the Contracts. The Company reimburses CFBDS for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying the Separate Account and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to the Separate Account all necessary office space, facilities, and personnel to manage its affairs.

                              VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each funding option is determined on each business day as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:

     (a) = investment income plus capital gains and losses (whether realized or unrealized);
     (b) = any deduction for applicable taxes (presently zero); and
     (c) = the value of the assets of the funding option at the beginning of the valuation period.

         The gross investment rate may be either positive or negative. A funding option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each funding option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each funding option was established at $1.00. An annuity unit value as of any business day is equal to (a) the value of the annuity unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the valuation period just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                            MIXED AND SHARED FUNDING

         Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceiveable that in the future it may be disadvantageous to do so. Although the Company and the funding options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each funding option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.


                             PERFORMANCE INFORMATION

         From time to time, the Company may advertise several types of historical performance for the Funding Options of the Separate Account. Once we have a year's worth of performance history, we may advertise the "standardized average annual total returns" of the Funding Option, calculated in a manner prescribed by the Securities and Exchange Commission. Beginning immediately, we may advertise the "nonstandardized total return," as described below.

         STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the Funding Option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the "since inception" total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for contracts sold (or anticipated to be sold) under the Prospectus to which this

Statement of Additional Information relates. Each quotation assumes a total redemption at the end of each period.


         NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect annual contract administrative charge, which, if reflected, would decrease the level of performance shown.

         For Funding Options that were in existence before they became available under the Separate Account, the nonstandardized average annual total return quotations may be accompanied by returns showing the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

         GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the Funding Options.

         Average annual total returns for each of the Funding Options (excluding Money Market Portfolio) computed according to nonstandardized method for the period ending December 31, 1997 are set forth in the following table. ACTUAL RETURNS FOR THE SEPARATE ACCOUNT ARE NOT AVAILABLE, SINCE THE SEPARATE ACCOUNT IS NEW AND THEREFORE HAS NO INVESTMENT HISTORY. However, average annual total returns have been calculated using each funding option's investment performance since inception.

TRAVELERS BONUS PRODUCT
NONSTANDARDIZED PERFORMANCE AS OF 12/31/1998

------------------------------------------------------------------------------------------------------------------------------------
                                                            NONSTANDARDIZED
                                                        (TAKING INTO ACCOUNT ALL              NONSTANDARDIZED
                                                 CHARGES AND FEES EXCEPT WITHDRAWAL AND    (TAKING INTO ACCOUNT ALL
                                                    CONTRACT ADMINISTRATIVE CHARGE)            CHARGES AND FEES)
                                                   -----------------------------------   ----------------------------
                                                                              10 YEAR                      10 YEAR          FUND
                                                                                OR                             OR          INCEPTION
STANDARD DEATH BENEFIT  (1)                        1 YEAR   3 YEAR   5 YEAR   INCEPTION  1 YEAR  5 YEAR   INCEPTION         DATE
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY ASSET MANAGEMENT INC.
 MAS Mid Cap Value Portfolio                                                 38.75%*                          38.60%*       1/2/1997
 MAS Value Portfolio                                                         19.10%*                          18.95%*       1/2/1997
 Morgan Stanley Emerging Markets Equity Portfolio  -1.29%                    -2.96%*     -1.43%               -3.07%*      10/1/1996
 Morgan Stanley Global Equity Portfolio                                      18.17%*                          18.02%*       1/3/1997
 Morgan Stanley Real Estate Securities Portfolio   19.59%                    25.84%*     19.45%               25.72%*       7/3/1995

SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
 Salomon Brothers Capital Fund                                                                                             2/17/1998
 Salomon Brothers High Yield Bond Fund                                                                                      5/1/1998
 Salomon Brothers Investors Fund                                                                                           2/17/1998
 Salomon Brothers Strategic Bond Fund                                                                                      2/17/1998

VAN KAMPEN LIFE INVESTMENT TRUST
 Van Kampen Domestic Income                        10.15%   11.36%   8.29%    6.57%      10.01%      8.20%     6.53%       11/4/1987
 Van Kampen Emerging Growth                        18.54%                    20.13%*     18.39%               20.02%*       7/3/1995
 Van Kampen Enterprise Portfolio                   28.63%   28.65%  16.78%   15.37%      28.47%     16.70%    10.38%        4/7/1986
 Van Kampen Government Portfolio                    7.89%    7.72%   4.49%    6.46%       7.75%      4.41%     6.35%        4/7/1986
 Van Kampen Growth and Income                      19.66%                    18.81%*     19.52%               18.67%*     12/23/1996
 Van Kampen Money Market Portfolio                  3.40%    3.46%   2.70%    3.82%       3.26%      2.61%     3.79%        4/7/1986

------------------------------------------------------------------------------------------------------------------------------------
                                                                NONSTANDARDIZED
                                                            (TAKING INTO ACCOUNT ALL             NONSTANDARDIZED
                                                         CHARGES AND FEES EXCEPT WITHDRAWAL   (TAKING INTO ACCOUNT ALL
                                                        AND CONTRACT ADMINISTRATIVE CHARGE)      CHARGES AND FEES)
                                                        -----------------------------------  ---------------------------
                                                                                   10 YEAR                     10 YEAR       FUND
                                                                                     OR                          OR       INCEPTION
ENHANCED DEATH BENEFIT(2)                                1 YEAR   3 YEAR  5 YEAR  INCEPTION  1 YEAR    5 YEAR  INCEPTION     DATE
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY ASSET MANAGEMENT INC.
       MAS Mid Cap Value Portfolio                                                  38.55%*                     38.39%*     1/2/1997
       MAS Value Portfolio                                                          18.92%*                     18.77%*     1/2/1997
       Morgan Stanley Emerging Markets Equity Portfolio   -1.44%                    -3.11%*   -1.57%            -3.21%*    10/1/1996
       Morgan Stanley Global Equity Portfolio                                       18.00%*                     17.85%*     1/3/1997
       Morgan Stanley Real Estate Securities Portfolio    19.42%                    25.66%*   19.27%            25.53%*     7/3/1995
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
       Salomon Brothers Capital Fund                                                                                       2/17/1998
       Salomon Brothers High Yield Bond Fund                                                                                5/1/1998
       Salomon Brothers Investors Fund                                                                                     2/17/1998
       Salomon Brothers Strategic Bond Fund                                                                                2/17/1998
VAN KAMPEN LIFE INVESTMENT TRUST
       Van Kampen Domestic Income                          9.98%   11.20%   8.12%    6.41%     9.84%    8.04%    6.37%     11/4/1987
       Van Kampen Emerging Growth                         18.36%                    19.96%*   18.22%            19.84%*     7/3/1995
       Van Kampen Enterprise Portfolio                    28.44%   28.46%  16.61%   15.20%    28.29%   16.52%   10.22%      4/7/1986
       Van Kampen Government Portfolio                     7.72%    7.56%   4.33%    6.30%     7.59%    4.25%    6.19%      4/7/1986
       Van Kampen Growth and Income                       19.49%                    18.64%*   19.34%            18.49%*   12/23/1996
       Van Kampen Money Market Portfolio                   3.24%    3.31%   2.54%    3.66%     3.11%    2.46%    3.63%      4/7/1986

 *     Reflects performance since inception

(1) Reflects maximum total asset based fees of 1.60% comprised of 1.45% mortality and expense charge and 0.15% sub-account administrative charge; the mortality and expense risk charge reduces to 1.4% at the end of the 6th contract year

(2) Reflects maximum total asset based fees of 1.75% comprised of 1.60% mortality and expense charge and 0.15% sub-account administrative charge; the mortality and expense risk charge reduces to 1.40% at the end of the 6th contract year

                           FEDERAL TAX CONSIDERATIONS

         The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complex tax laws and the fact that tax results will vary according to each individual's factual status, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

         Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS

         Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a contract owner when the contract owner transfers the contract without adequate consideration.

         If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

         Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

         The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, or the beneficiary, to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES

         To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

         The Code provides for the purchase of a Simplified Employee Pension
(SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SIMPLE Plan IRA Form

         Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

         Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations ($2,000 per year for annual contributions), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

         Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59-1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

         Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

         Distributions are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING

         The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

      There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

      (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

      (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

      (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

         A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.    OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

         To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

         The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1998, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $15,200 or less per year, will generally be exempt from periodic withholding.

         Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

         Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                            INDEPENDENT ACCOUNTANTS:

         The financial statements of The Travelers Insurance Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         Since there were no assets in the Separate Account as of December 31, 1998, there are no financial statements.

                       STATEMENT OF ADDITIONAL INFORMATION
                                   FUND BD III

                                  BONUS PRODUCT












                      Individual Variable Annuity Contract
                                    issued by





                     The Travelers Insurance Company
                                One Tower Square
                           Hartford, Connecticut 06183








L-XXXXX                                                             ______, 1999

                                     PART C

                                Other Information

Item 24.  Financial Statements and Exhibits

(a) The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registration Statement.

       The consolidated financial statements of The Travelers Insurance Company and Subsidiaries and the report of Independent Accountants, are contained in the Statement of Additional Information. The consolidated financial statements of The Travelers Insurance Company and Subsidiaries include:

            To be filed by amendment

(b)    EXHIBITS

1. Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4, File No. 333-27689, filed May 23, 1997.)

2.     Not Applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Insurance Company and CFBDS, Inc. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4, File No. 333-60227 filed November 9, 1998.)

3(b). Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, File No. 333-60227, filed November 9, 1998.)

4.     Variable Annuity Contract.

5.     Application. To be filed by amendment.

6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to Registration Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

6(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

9.     Opinion of Counsel as to the legality of securities being registered.

10. Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants. To be filed by amendment.

13. Computation of Total Return Calculations - Standardized and Non-Standardized. To be filed by amendment.

15(a). Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibit 15(a) to the Registration Statement on Form N-4, filed May 23, 1997.)

15(b). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for J. Eric Daniels and Jay S. Benet.


Item 25.  Directors and Officers of the Depositor

Name and Principal                          Positions and Offices
Business Address                            with Insurance Company
----------------                            ----------------------
Michael A. Carpenter*                       Director, Chairman of the Board
J. Eric Daniels**                           Director, President and Chief Executive Officer
Jay S. Benet**                              Director and Senior Vice President
                                            Chief Financial Officer, Chief Accounting Officer
                                            and Controller
George C. Kokulis**                         Director and Senior Vice President
Robert I. Lipp**                            Director
Katherine M. Sullivan**                     Director and Senior Vice President
                                             and General Counsel
Marc P. Weill*                              Director and Senior Vice President
Stuart Baritz***                            Senior Vice President
Elizabeth C. Georgakopoulos**               Senior Vice President
Barry Jacobson**                            Senior Vice President
Russell H. Johnson**                        Senior Vice President
Warren H. May**                             Senior Vice President
Christine M. Modie**                        Senior Vice President
David A. Tyson**                            Senior Vice President
F. Denney Voss*                             Senior Vice President
Ambrose J. Murphy**                         Deputy General Counsel
Paula Burton**                              Vice President
Virginia M. Meany**                         Vice President
Selig Ehrlich**                             Vice President and Actuary
Ernest J. Wright**                          Vice President and Secretary
Kathleen A. McGah**                         Assistant Secretary and Counsel
Donald R. Munson, Jr.**                     Second Vice President


       Principal Business Address:
*      Citigroup Inc.                          **     The Travelers Insurance Company
       388 Greenwich Street                           One Tower Square
       New York, NY 10013                             Hartford, CT  06183

***    Travelers Portfolio Group
       1345 Avenue of the Americas
         New York, NY 10105


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

          To be filed by amendment.


Item 27.  Number of Contract Owners

          Not Applicable.

Item 28.  Indemnification

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

(a)        CFBDS, Inc.
           21 Milk Street
           Boston, MA 02109

CFBDS, Inc. also serves as principal underwriter for the following:

The Travelers Growth and Income Stock Account for Variable Annuities
The Travelers Quality Bond Account for Variable Annuities
The Travelers Money Market Account for Variable Annuities
The Travelers Timed Growth and Income Stock Account for Variable Annuities The Travelers Timed Short-Term Bond Account for Variable Annuities
The Travelers Timed Aggressive Stock Account for Variable Annuities
The Travelers Timed Bond Account for Variable Annuities
The Travelers Fund U for Variable Annuities
The Travelers Fund VA for Variable Annuities
The Travelers Fund BD for Variable Annuities
The Travelers Fund BD II for Variable Annuities
The Travelers Fund BD IV for Variable Annuities
The Travelers Fund ABD for Variable Annuities
The Travelers Fund ABD II for Variable Life Insurance
The Travelers Separate Account QP for Variable Annuities
The Travelers Separate Account PF for Variable Annuities
The Travelers Separate Account PF II for Variable Annuities
The Travelers Separate Account TM for Variable Annuities
The Travelers Separate Account TM II for Variable Annuities
The Travelers Separate Account Five for Variable Annuities
The Travelers Separate Account Six for Variable Annuities
The Travelers Separate Account Seven for Variable Annuities
The Travelers Separate Account Eight for Variable Annuities
The Travelers Fund UL for Variable Life Insurance
The Travelers Fund UL II for Variable Life Insurance
The Travelers Variable Life Insurance Separate Account One
The Travelers Variable Life Insurance Separate Account Two
The Travelers Variable Life Insurance Separate Account Three
The Travelers Variable Life Insurance Separate Account Four

CitiFunds Trust I
CitiFunds Trust II
CitiFunds Trust III
CitiFunds International Trust
CitiFunds Fixed Income Trust
CitiFunds Tax Free Income Trust
CitiFunds Tax Free Reserves
CitiFunds Multi-State Tax Free Trust
CitiFunds Premium Trust
CitiFunds Institutional Trust
CitiVariable Annuity
CitiVariable Annuity Plus
Variable Annuity Portfolios
The Premium Portfolios
Asset Allocation Portfolios
Cash Reserve Portfolio
Tax Free Reserves Portfolio
U.S. Treasury Reserves Portfolio

CONCERT INVESTMENT SERIES:
Emerging Growth Fund
Government Fund
Growth and Income Fund
International Equity Fund
Municipal Fund
CONSULTING GROUP CAPITAL MARKETS FUNDS:
Balanced Investments
Emerging Markets Equity Investments
Government Money Investments
High Yield Investments
Intermediate Fixed Income Investments
International Equity Investments
International Fixed Income Investments
Large Capitalization Growth Investments
Large Capitalization Value Equity Investments
Long-Term Bond Investments
Mortgage Backed Investments
Municipal Bond Investments
Small Capitalization Growth Investments
Small Capitalization Value Equity Investments
GREENWICH STREET SERIES FUND:
Appreciation Portfolio
Diversified Strategic Income Portfolio
Emerging Growth Portfolio
Equity Income Portfolio (Class I)
Equity Income Portfolio (Class II)
Equity Index Portfolio
Growth & Income Portfolio
Intermediate High Grade Portfolio
International Equity Portfolio
Money Market Portfolio
Total Return Portfolio
SMITH BARNEY ADJUSTABLE RATE GOVERNMENT INCOME FUND
SMITH BARNEY AGGRESSIVE GROWTH FUND INC.
SMITH BARNEY APPRECIATION FUND
SMITH BARNEY ARIZONA MUNICIPALS FUND INC.
SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.
SMITH BARNEY CONCERT ALLOCATION SERIES INC.:
Balanced Portfolio
Conservative Portfolio
Growth Portfolio
High Growth Portfolio
Income Portfolio
Global Portfolio
Select Balanced Portfolio
Select Conservative Portfolio
Select Growth Portfolio
Select High Growth Portfolio
Select Income Portfolio
SMITH BARNEY EQUITY FUNDS:
Concert Social Awareness Fund
Smith Barney Large Cap Blend Fund
SMITH BARNEY FUNDAMENTAL VALUE FUND INC.

SMITH BARNEY FUNDS, INC.:
Large Cap Value Fund
Short-Term High Grade Bond Fund
U.S. Government Securities Fund
SMITH BARNEY INCOME FUNDS:
Smith Barney Convertible Fund
Smith Barney Diversified Strategic Income Fund
Smith Barney Exchange Reserve Fund
Smith Barney High Income Fund
Smith Barney Municipal High Income Fund
Smith Barney Premium Total Return Fund
Smith Barney Total Return Bond Fund
SMITH BARNEY INSTITUTIONAL CASH MANAGEMENT FUND, INC.:
Cash Portfolio
Government Portfolio
Municipal Portfolio
SMITH BARNEY INVESTMENT FUNDS INC.:
Concert Peachtree Growth Fund
Smith Barney Contrarian Fund
Smith Barney Government Securities Fund
Smith Barney Hansberger Global Small Cap Value Fund
Smith Barney Hansberger Global Value Fund
Smith Barney Investment Grade Bond Fund
Smith Barney Special Equities Fund
SMITH BARNEY INVESTMENT TRUST:
Smith Barney Intermediate Maturity California Municipals Fund
Smith Barney Intermediate Maturity New York Municipals Fund
Smith Barney Large Cap Capitalization Growth Fund
Smith Barney S&P 500 Index Fund
Smith Barney Mid Cap Blend Fund
SMITH BARNEY MANAGED GOVERNMENTS FUND INC.
SMITH BARNEY MANAGED MUNICIPALS FUND INC.
SMITH BARNEY MASSACHUSETTS MUNICIPALS FUND
SMITH BARNEY MONEY FUNDS, INC.:
Cash Portfolio
Government Portfolio
Retirement Portfolio
SMITH BARNEY MUNI FUNDS:
California Money Market Portfolio
Florida Portfolio
Georgia Portfolio
Limited Term Portfolio
New York Money Market Portfolio
New York Portfolio
Pennsylvania Portfolio
SMITH BARNEY MUNICIPALS MONEY MARKET FUND, INC.
SMITH BARNEY NATURAL RESOURCES FUND INC.
SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.
SMITH BARNEY OREGON MUNICIPALS FUND
SMITH BARNEY PRINCIPAL RETURN FUND:
Zeros Plus Emerging Growth Series 2000
Smith Barney Security and Growth Fund
SMITH BARNEY SMALL CAP BLEND FUND, INC.
SMITH BARNEY TELECOMMUNICATIONS TRUST:
Smith Barney Telecommunications Income Fund

SMITH BARNEY VARIABLE ACCOUNT FUNDS:
Income and Growth Portfolio
Reserve Account Portfolio
U.S. Government/High Quality Securities Portfolio
SMITH BARNEY WORLD FUNDS, INC.:
Emerging Markets Portfolio
European Portfolio
Global Government Bond Portfolio
International Balanced Portfolio
International Equity Portfolio
Pacific Portfolio
TRAVELERS SERIES FUND INC.:
AIM Capital Appreciation Portfolio
Alliance Growth Portfolio
GT Global Strategic Income Portfolio
MFS Total Return Portfolio
Putnam Diversified Income Portfolio
Smith Barney High Income Portfolio
Smith Barney Large Cap Value Portfolio
Smith Barney International Equity Portfolio
Smith Barney Large Capitalization Growth Portfolio
Smith Barney Money Market Portfolio
Smith Barney Pacific Basin Portfolio
TBC Managed Income Portfolio
Van Kampen American Capital Enterprise Portfolio
CENTURION FUNDS, INC.:
Centurion Tax-Managed U.S. Equity Fund
Centurion Tax-Managed International Equity Fund
Centurion U.S. Protection Fund
Centurion International Protection Fund
AMERICAN ODYSSEY FUNDS:
Global High-Yield Bond Fund
International Equity Fund
Emerging Opportunities Fund
Core Equity Fund
Long-Term Bond Fund
Intermediate-Term Bond Fund
SALOMON BROTHERS VARIABLE SERIES FUND:
Salomon Brothers Total Return Fund
Salomon Brothers Capital Fund
Salomon Brothers High Yield Bond Fund
Salomon Brothers Variable Investors Fund
Salomon Brothers Strategic Bond Fund

(b)    Name and Principal            Positions and Offices
       Business Address *           With Underwriter

       Phillip W. Coolidge          Chairman of the Board, Director
                                      Chief Executive Officer, and President
       Linda T. Gibson              Secretary
       Molly S. Mugler              Assistant Secretary
       Linwood C. Downs             Treasurer
       John R. Elder                Assistant Treasurer
       Susan Jakuboski              Assistant Treasurer
       Donald S. Chadwick           Director
       Robert G. Davidoff           Director
       Leeds Hackett                Director
       Laurence E. Levine           Director


       *   Principal business address:  21 Milk Street, Boston, MA 02109

(c)    Not Applicable


Item 30. Location of Accounts and Records

(1)      The Travelers Insurance Company
         One Tower Square
         Hartford, Connecticut  06183

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf in the City of Hartford, State of Connecticut, on January 15, 1999.

                                THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES
                                                (Registrant)

                                THE TRAVELERS INSURANCE COMPANY
                                                (Depositor)

                                      By: *JAY S. BENET
                                         ---------------------------------
                                         Jay S. Benet
                                         Senior Vice President, Chief Financial
                                         Officer, Chief Accounting Office and
                                         Controller


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on January 15, 1999.


*MICHAEL A. CARPENTER           Director, Chairman of the Board
---------------------------
(Michael A. Carpenter)

*J. ERIC DANIELS                Director, President and Chief Executive Officer
---------------------------
(J. Eric Daniels)

*JAY S. BENET                   Director, Senior Vice President, Chief
---------------------------     Financial Officer, Chief Accounting Officer
(Jay S. Benet)                  and Controller


*GEORGE C. KOKULIS              Director
---------------------------
(George C. Kokulis

*ROBERT I. LIPP                 Director
---------------------------
(Robert I. Lipp)

*KATHERINE M. SULLIVAN          Director, Senior Vice President and
---------------------------     General Counsel
(Katherine M. Sullivan)

*MARC P. WEILL                  Director
---------------------------
(Marc P. Weill)



*By:/s/  Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit
No.         Description                                                                 Method of Filing
--------    -----------
1           Resolution of The Travelers Insurance Company Board of
            Directors authorizing the establishment of the Registrant.
            (Incorporated herein by reference to Exhibit 1 to the
            Registration Statement on Form N-4, File No. 333-27689,
            filed May 23, 1997.)

3(a) Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Insurance Company and CFBDS,
            Inc. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4, File No. 333-60227, filed November 9, 1998.)

3(b) Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4,
            File No. 333-60227, filed November 9, 1998.)

4           Form of Variable Annuity Contract.                                          Electronically

5           Application.                                                                To be filed by
                                                                                        amendment

6(a)        Charter of The Travelers Insurance Company, as amended on
            October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

6(b)        By-Laws of The Travelers Insurance Company, as amended on
            October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

9           Opinion of Counsel as to the legality of securities being registered        Electronically
            by Registrant.

10(a)       Consent of KPMG Peat Marwick LLP, Independent Certified                     To be filed by
            Public Accountants.                                                         amendment

13          Schedule for Computation of Total Return Calculations -                     To be filed by
            Standardized and Non-Standardized.                                          amendment

15(a)       Powers of Attorney authorizing Ernest J. Wright or Kathleen A.
            McGah as signatory for Michael A. Carpenter, Jay S. Benet,
            George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M.
            Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibit 15(a) to the Registration Statement on Form N-4, filed May 23, 1997.)

15(b)       Power of Attorney authorizing Ernest J. Wright or Kathleen A.               Electonically
            McGah as signatory for J. Eric Daniels and Jay S. Benet.